August 10, 2016

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    John Stickel, Esq.

Re:	FOTV Media Networks Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 5, 2016 (No. 333-212396)

Ladies and Gentlemen:

On behalf of our client FOTV Media Networks Inc., this letter responds to two comments received from the staff of the U.S. Securities and Exchange Commission by telephone from Anne Nguyen Parker on August 9, 2016, with respect to the captioned Registration Statement.

1.	Over-Subscription.

The residual language remaining in the Registration Statement concerning the previous over-subscription allowance will be removed on page 17 (as shown on the attached marked copy of that page) in the final prospectus filed by FOTV Media Networks.

2.	Advisory Services Agreement.

The reference to the Advisory Services Agreement will be removed on page 104 (as shown on the attached marked copy of that page) in the final prospectus filed by FOTV Media Networks.

The Advisory Services Agreement, which was the original engagement letter between the issuer and underwriter, has been amended to reflect comments from FINRA in connection with its review. The Advisory Services Agreement provides for no material rights or obligations on the part of FOTV Media Networks outside of the offering and we believe it is not a material contract requiring filing as an exhibit to the Registration Statement. As shown on the marked copy, the 12-month right of first refusal has also been deleted in its entirety. Additionally, as is customary, the Underwriting Agreement (which is filed as Exhibit 1.1 to the Registration Statement) supersedes the original engagement letter for this offering.

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Requests for acceleration of the effectiveness of the Registration Statement will be submitted by FOTV Media Networks and Monarch Bay Securities, LLP with the SEC as soon as the staff has reviewed this letter and has advised us that no further issues remain outstanding. We respectfully request acceleration of effectiveness of the Registration Statement to 2:00 p.m., Eastern time, on Friday, August 12, 2016, or as soon thereafter as is practicable.

Kindly address any comments or questions that you may have concerning this letter to me (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:    Mr. Peter van Pruissen